    Exhibit 99.1
Amendment Extraordinary Report

[Cover]
[Document Filed]	Extraordinary Report (Inline XBRL attached to the Amendment Extraordinary Report dated December 18, 2024)
[Filed with]	Director, Kanto Local Finance Bureau
[Filing Date]	September 26, 2024
[Company Name]	Takeda Pharmaceutical Company Limited
[Title and Name of Representative]	Christophe Weber, Representative Director, President & Chief Executive Officer
[Address of Head Office]	1-1, Doshomachi 4-chome, Chuo-ku, Osaka (The above address is the registered head office location and the ordinary business operations are conducted at the “Nearest Place of Contact”)
[Telephone Number]	Not applicable
[Name of Contact Person]	Not applicable
[Nearest Place of Contact]	1-1, Nihonbashi-Honcho 2-chome, Chuo-ku, Tokyo (Global Headquarters)
[Telephone Number]	+81-3-3278-2111 (Main telephone number)
[Name of Contact Person]	Norimasa Takeda, Head of Global Consolidation and Japan Reporting, Global Finance
[Please for public inspection]
Takeda Pharmaceutical Company Limited (Global Headquarters)
(1-1, Nihonbashi Honcho 2-chome, Chuo-ku, Tokyo)

Tokyo Stock Exchange, Inc.
(2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo)

Nagoya Stock Exchange, Inc.
(8-20, Sakae 3-chome, Naka-ku, Nagoya)

Fukuoka Stock Exchange
(14-2, Tenjin 2-chome, Chuo-ku, Fukuoka)

Sapporo Stock Exchange
(14-1, Minamiichijonishi 5-chome, Chuo-ku, Sapporo)

    Exhibit 99.1

1.	Reason for Submitting the Extraordinary Report
The Company has submitted the Extraordinary Report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Law and Article 19, Paragraph 2, Item 3 of the Cabinet Office Ordinance concerning Disclosure of Corporate Affairs, etc. to report on resolution dated September 25, 2024, on a merger between specified subsidiaries that results in change to a status of the below specified subsidiary, and on the procedural changes related to this change of the specified subsidiary, resolved on December 17, 2024.

2.	Details of the Extraordinary Report
(1)	Outline of specified subsidiaries
	(a)	Company name	Shire Pharmaceuticals International Unlimited Company
	(b)	Headquarters	Block 2, Miesian Plaza, 50-58 Baggot Street Lower, Dublin 2, D02 HW68 Republic of Ireland
	(c)	Name of representatives	Denis Anthony Ahern, Fiona Foley, Barbara Lenzlinger, Susan O’Reilly
	(d)	Capital	USD 6,891,886,042
	(e)	Description of business	Shareholding of former Shire group entities

(2)	Number of votes held prior to and after merger
	(a)	Number of votes
		Before merger	6,891,886,042 votes (of which 6,891,886,042 votes owned indirectly)
		After merger	0 votes
	(b)	Voting rights ownership ratio
		Before merger	100.0% (of which 100.0 % owned indirectly)
		After merger	0.0%

(3)	Reason for change and date of liquidation
	(a)	Reason for change
The Company has decided to dissolve Shire Pharmaceuticals International Unlimited Company, which is a specified subsidiary, through liquidation.
	(b)	Date of liquidation
The administrative and legal processes of the liquidation will commence in due course in compliance with local regulations, however, the date of completion cannot be determined yet.